

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2025

James Walker
Chief Executive Officer
Nano Nuclear Energy Inc.
10 Times Square, 30th Floor
New York, NY 10018

      Re: Nano Nuclear Energy Inc.
            Registration Statement on Form S-1
            Filed January 14, 2025
            File No. 333-284282

Dear James Walker:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anuja Majmudar at 202-551-3844 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: Lawrence A. Rosenbloom, Esq.